UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 3)(1)

Applied Graphics Technologies, Inc.

(Name of Issuer)

Common Stock $.01 Par Value

(Title of Class of Securities)

037937208

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037937208

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 452,800

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 452,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Applied Graphics Technologies, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 450 West 33rd Street New York, NY 10001

Item 2.
	(a)	Name of Person Filing David M. Knott
	(b)	Address of Principal Business Office or, if none, Residence 485 Underhill Boulevard, Suite 205 Syosset, New York 11791
	(c)	Citizenship United States of America
	(d)	Title of Class of Securities Common Stock $.01 Par Value
	(e)	CUSIP Number 037937208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
See Rows 5 through 9 and 11 on page 2 of this Schedule 13G.

On or about October 17, 2003, David M. Knott received a Notice of Merger and Appraisal Rights Available to Former Stockholders of Applied Graphics Technologies, Inc., dated October 17, 2003, from Applied Graphics Technologies, Inc., notifying David M. Knott as follows:

Pursuant to Sections 251 and 262 of the General Corporation Law of the State of Delaware, the merger (the “Merger”) of KAGT Acquisition Corp., a Delaware corporation (the “Purchaser”), with and into Applied Graphics Technologies, Inc., a Delaware corporation (the “Company” or, with respect to the period following the Merger, the “Surviving Corporation”), became effective pursuant to Section 251 of the General Corporation Law of the State of Delaware upon the filing by the Purchaser on October 10, 2003 (the “Effective Time”) of a Certificate of Merger with the Secretary of State of the State of Delaware.  The Purchaser is a wholly owned subsidiary of KAGT Holdings, Inc. (the “Parent”).  As a result of the Merger, the Company became a wholly owned subsidiary of Parent.

Pursuant to the Agreement and Plan of Merger dated as of June 12, 2003 (the “Merger Agreement”) among Purchaser, Parent and the Company, as a result of the Merger, all of the issued shares of Common Stock, par value $0.01 per share, of the Company (other than shares owned directly or indirectly by Parent or the Company and shares owned by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) (the “Shares”) have been converted into the right to receive $0.85 in cash per Share, without interest, upon surrender of the certificate for such Shares to The Bank of New York, as Paying Agent.

All of the outstanding Shares have been automatically canceled as a result and by virtue of the Merger, and holders of Shares no longer have any rights with respect to such Shares other than (i) a right as former stockholders of the Company to receive $0.85 for each Share, or (ii) right to an appraisal of the fair value of such Shares if such stockholder has complied with Section 262 of the General Corporation Law of the State of Delaware.

David M. Knott elected to exercise his right to an appraisal of the fair value of his Shares in accordance with Section 262 of the Delaware General Corporation Law (“Section 262”).

Pursuant to subsection (k) of Section 262, the Reporting Person is not entitled to vote its Shares for any purpose or to receive payment of dividends or other distributions on such Shares. However, it is the view of the Reporting Person that the language of such subsection suggests that such Shares remain outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being made to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005
Date
/s/ David M. Knott
Signature

Name/Title